NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The NYSE American LLC ('NYSE American' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of the common stock ('Common Stock') of General Moly, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on October 20, 2020, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Sections 1003(a)(i), (ii), and (iii) of the NYSE American Company Guide, respectively since the Company is currently below compliance with the $2 million, $4 million, and $6 million stockholders' equity requirements and informed the Exchange that it does not intend to submit a business plan demonstrating how the Company would regain compliance with the applicable Exchange continued listing requirements. In addition, the Company had also fallen below the low selling price requirement of Section 1003(f)(v) of the Company Guide. The Exchange, on October 1, 2020, determined that the Common Stock of the Company should be suspended from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone and by letter on October 1, 2020. Pursuant to the above authorization, on October 1, 2020, a press release regarding the proposed delisting was issued and posted on the Exchange's website and trading in the Common Stock were suspended immediately. The Company had a right to appeal the determination to delist the Common Stock by a Committee of the Board of Directors of the Exchange, provided that it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.